Exhibit 99.2
Shell plc
Three month period ended March 31, 2023
Unaudited Condensed Interim Financial Report

Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 1st QUARTER 2023 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million
Q1 2023	Q4 2022	Q1 2022	%¹		Reference
8,709	10,409	7,116	-16	Income/(loss) attributable to Shell plc shareholders
9,646	9,814	9,130	-2	Adjusted Earnings	A
21,432	20,600	19,028	+4	Adjusted EBITDA	A
14,159	22,404	14,815	-37	Cash flow from operating activities
(4,238)	(6,918)	(4,273)		Cash flow from investing activities
9,921	15,486	10,542		Free cash flow	G
6,501	7,319	5,064		Cash capital expenditure	C
9,312	11,114	9,457	-16	Operating expenses	F
9,293	11,037	9,256	-16	Underlying operating expenses	F
17.2%	16.7%	9.3%		ROACE on a Net income basis	D
15.9%	15.8%	10.6%		ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis	D
44,224	44,837	48,489		Net debt	E
18.4%	18.9%	21.3%		Gearing	E
2,902	2,831	2,962	+2	Total production available for sale (thousand boe/d)
1.26	1.47	0.94	-14	Basic earnings per share ($)
1.39	1.39	1.20	—	Adjusted Earnings per share ($)	B
0.2875	0.2875	0.2500	—	Dividend per share ($)
1.Q1 on Q4 change
Quarter Analysis1
Income attributable to Shell plc shareholders, compared with the fourth quarter 2022, mainly reflected unfavourable tax movements, and lower realised oil and gas prices, partly offset by lower operating expenses and higher Chemicals and Products trading and optimisation results.
First quarter 2023 income attributable to Shell plc shareholders also included impairment charges of $0.5 billion. These charges are included in identified items amounting to a net loss of $0.5 billion in the quarter. This compares with identified items in the fourth quarter 2022 which amounted to a net gain of $1.5 billion.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as income attributable to Shell plc shareholders and adjusted for the above identified items and the cost of supplies adjustment of positive $0.5 billion.
Cash flow from operating activities for the first quarter 2023 was $14.2 billion, and included a working capital outflow of $0.8 billion, and tax payments of $3.1 billion. The working capital outflow mainly reflected the reversal of temporary deposits from joint ventures received in the fourth quarter 2022, and other accounts receivable and payable movements, partly offset by initial margins inflows, and lower prices and inventories.
Cash flow from investing activities for the quarter was an outflow of $4.2 billion, and included capital expenditure of $6.2 billion, which includes the acquisition of Nature Energy Biogas A/S for nearly $2 billion, and divestment proceeds of $1.7 billion.
Net debt and Gearing: At the end of the first quarter 2023, net debt was $44.2 billion, compared with $44.8 billion at the end of the fourth quarter 2022. Gearing was 18.4% at the end of the first quarter 2023, compared with 18.9% at the end of the fourth quarter 2022, driven by net debt reduction and higher equity.
Shell plc            Unaudited Condensed Interim Financial Report            2

Shareholder distributions
Total shareholder distributions in the quarter amounted to $6.3 billion. Dividends declared to Shell plc shareholders for the first quarter 2023 amount to $0.2875 per share. Shell has now completed the $4 billion of share buybacks announced in the fourth quarter 2022 results announcement. Today, Shell announces a share buyback programme of $4 billion which is expected to be completed by the second quarter 2023 results announcement.
This announcement, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors3.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
3.Not incorporated by reference.
FIRST QUARTER 2023 PORTFOLIO DEVELOPMENTS
Upstream
In February 2023, we completed the previously announced sale of our 100% interest in Shell Onshore Ventures LLC which holds a 51.8% membership interest in Aera Energy LLC, based in the USA, to IKAV.
In February 2023, we announced the commencement of production at the Shell-operated Vito floating production facility in the US Gulf of Mexico, owned by Shell Offshore Inc. (63.1%) and Equinor (36.9%).
In March 2023, we announced the completion of the withdrawal from our 50% interest in the Salym project in Russia, which had been jointly developed with Gazprom Neft, a subsidiary of Gazprom.
In March 2023, we completed the previously announced sale of our stake in two offshore production-sharing contracts in Malaysia's Baram Delta to Petroleum Sarawak Exploration & Production Sdn. Bhd.
In April 2023, we completed the restart of operations at the Pierce field in the UK North Sea after a major redevelopment to enable gas production, after years of the field producing only oil. Pierce is a joint arrangement between Shell (92.52%) and Ithaca Energy (UK) Limited (7.48%).
Marketing
In February 2023, we completed the acquisition of 100% of the shares of Nature Energy Biogas A/S, based in Denmark.
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PERFORMANCE BY SEGMENT
INTEGRATED GAS

Quarters				$ million
Q1 2023	Q4 2022	Q1 2022	%¹		Reference
2,410	5,293	3,079	-54	Segment earnings
(2,506)	(675)	(1,013)		Of which: Identified items	A
4,917	5,968	4,093	-18	Adjusted Earnings	A
7,482	8,332	6,315	-10	Adjusted EBITDA	A
6,286	6,409	6,443	-2	Cash flow from operating activities
813	1,527	863		Cash capital expenditure	C
138	123	120	+12	Liquids production available for sale (thousand b/d)
4,825	4,607	4,504	+5	Natural gas production available for sale (million scf/d)
970	917	896	+6	Total production available for sale (thousand boe/d)
7.19	6.78	8.00	+6	LNG liquefaction volumes (million tonnes)
16.97	16.82	18.29	+1	LNG sales volumes (million tonnes)
1.Q1 on Q4 change
Integrated Gas includes liquefied natural gas (LNG), conversion of natural gas into gas-to-liquids (GTL) fuels and other products. It includes natural gas and liquids exploration and extraction, and the operation of the upstream and midstream infrastructure necessary to deliver these to market. Integrated Gas also includes the marketing, trading and optimisation of LNG, including LNG as a fuel for heavy-duty vehicles.
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2022, reflected the effect of lower realised prices (decrease of $597 million), and unfavourable deferred tax movements (decrease of $370 million), partly offset by higher volumes (increase of $175 million), and lower operating expenses (decrease of $105 million).
First quarter 2023 segment earnings also included unfavourable movements of $2,188 million due to the fair value accounting of commodity derivatives and impairment charges of $262 million in Australia. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases and sales. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These unfavourable movements and impairment charges are part of identified items and compare with the fourth quarter 2022 which included unfavourable movements of $708 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and working capital inflows of $2,121 million, partly offset by net cash outflows related to derivatives of $2,417 million, and tax payments of $884 million.
Total oil and gas production, compared with the fourth quarter 2022, increased by 6% mainly due to lower maintenance at Prelude, and the ramp-up of new fields, partly offset by higher fields decline. LNG liquefaction volumes increased by 6% mainly due to lower maintenance at Prelude.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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UPSTREAM

Quarters				$ million
Q1 2023	Q4 2022	Q1 2022	%¹		Reference
2,779	1,380	3,095	+101	Segment earnings
(21)	(1,681)	(355)		Of which: Identified items	A
2,801	3,061	3,450	-9	Adjusted Earnings	A
8,837	9,418	8,977	-6	Adjusted EBITDA	A
5,808	7,224	5,964	-20	Cash flow from operating activities
1,870	1,845	1,707		Cash capital expenditure	C
1,346	1,331	1,403	+1	Liquids production available for sale (thousand b/d)
3,078	3,067	3,606	—	Natural gas production available for sale (million scf/d)
1,877	1,859	2,025	+1	Total production available for sale (thousand boe/d)
1.Q1 on Q4 change
The Upstream segment includes exploration and extraction of crude oil, natural gas and natural gas liquids. It also markets and transports oil and gas, and operates the infrastructure necessary to deliver them to the market.
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2022, mainly reflected lower prices (decrease of $188 million), timing of liftings (decrease of $305 million), and favourable tax movements in the fourth quarter 2022 (decrease of $543 million), partly offset by lower operating expenses (decrease of $286 million), lower exploration expenses and well write-offs (decrease of $148 million) and lower depreciation (decrease of $105 million).
First quarter 2023 segment earnings also included charges of $111 million relating to impairments, and deferred tax charges of $132 million due to amendments to IAS 12, partly offset by gains of $73 million due to the fair value accounting of commodity derivatives, gains of $70 million from disposal of assets, and gains of $48 million related to the impact of the strengthening Brazilian real on a deferred tax position. These gains and losses are part of identified items, and compare with the fourth quarter 2022 which included charges of $1,385 million relating to the EU solidarity contribution and $441 million relating to the UK Energy Profits Levy, partly offset by favourable movements of $304 million due to the fair value accounting of commodity derivatives.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by tax payments of $2,019 million, the timing impact of dividends from joint ventures and associates of $514 million, and working capital outflows of $475 million.
Total production, compared with the fourth quarter 2022, increased mainly due to lower scheduled maintenance and lower unscheduled deferment, partly offset by divestments.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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MARKETING

Quarters				$ million
Q1 2023	Q4 2022	Q1 2022	%¹		Reference
1,137	375	165	+203	Segment earnings²
262	(72)	(572)		Of which: Identified items	A
874	446	737	+96	Adjusted Earnings²	A
1,578	1,045	1,323	+51	Adjusted EBITDA[2]	A
1,086	1,062	(530)	+2	Cash flow from operating activities
2,685	1,993	473		Cash capital expenditure	C
2,446	2,543	2,372	-4	Marketing sales volumes (thousand b/d)
1.Q1 on Q4 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Marketing segment comprises the Mobility, Lubricants, and Sectors & Decarbonisation businesses. The Mobility business operates Shell’s retail network including electric vehicle charging services. The Lubricants business produces, markets and sells lubricants for road transport, and machinery used in manufacturing, mining, power generation, agriculture and construction. The Sectors & Decarbonisation business sells fuels, speciality products and services including low-carbon energy solutions to a broad range of commercial customers including the aviation, marine, commercial road transport and agricultural sectors.
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2022, reflected higher Marketing margins (increase of $330 million) mainly driven by the Lubricants and Sectors & Decarbonisation businesses, partly offset by seasonal impacts in Mobility. The first quarter 2023 also included lower operating expenses (decrease of $166 million).
First quarter 2023 segment earnings also included a gain of $210 million related to one-off indirect tax credits. This gain is part of identified items, and compares with the fourth quarter 2022 which included impairment charges of $85 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, partly offset by working capital outflows of $355 million, and non-cash cost-of-sales (CCS) adjustments of $156 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the fourth quarter 2022, decreased mainly due to seasonal effects.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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CHEMICALS AND PRODUCTS

Quarters				$ million
Q1 2023	Q4 2022	Q1 2022	%¹		Reference
1,799	332	1,072	+442	Segment earnings²
22	(412)	(96)		Of which: Identified items	A
1,777	744	1,168	+139	Adjusted Earnings²	A
3,050	1,574	2,006	+94	Adjusted EBITDA[2]	A
2,290	3,119	3,673	-27	Cash flow from operating activities
613	786	998		Cash capital expenditure	C
1,413	1,434	1,397	-1	Refinery processing intake (thousand b/d)
1,706	1,800	1,598	-5	Refining & Trading sales volumes (thousand b/d)
2,831	3,017	3,330	-6	Chemicals sales volumes (thousand tonnes)
1.Q1 on Q4 change
2.Segment earnings, Adjusted Earnings and Adjusted EBITDA are presented on a CCS basis (see Note 2).
The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network, and refineries which turn crude oil and other feedstocks into a range of oil products which are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the Pipeline business, Trading of crude oil, oil products and petrochemicals, and Oil Sands activities (the extraction of bitumen from mined oil sands and its conversion into synthetic crude oil).
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2022, reflected higher Products margins (increase of $492 million) mainly driven by higher contributions from trading and optimisation partly offset by lower refining margins. Segment earnings also reflected higher Chemicals margins (increase of $378 million) due to lower feedstock and utility costs. In addition, the first quarter reflected lower operating expenses (decrease of $289 million) including phasing effects.
First quarter 2023 segment earnings also included favourable movements of $134 million due to the fair value accounting of commodity derivatives, and impairment charges of $72 million. These gains and losses are part of identified items, and compare with the fourth quarter 2022 which included unfavourable movements of $214 million due to the fair value accounting of commodity derivatives, legal provisions of $86 million, impairment charges of $84 million and tax charges relating to the EU solidarity contribution of $74 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items. In the first quarter 2023, Chemicals had negative adjusted earnings of $332 million and Products had positive adjusted earnings of $2,109 million.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and cash inflows relating to commodity derivatives of $813 million, partly offset by working capital outflows of $804 million, non-cash cost-of-sales (CCS) adjustments of $504 million, and tax payments of $150 million.
Chemicals manufacturing plant utilisation was 71% compared with 75% in the fourth quarter 2022, due to economic optimisation and the slower than expected ramp-up of Shell Polymers Monaca.
Refinery utilisation was 91% compared with 90% in the fourth quarter 2022.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
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RENEWABLES AND ENERGY SOLUTIONS

Quarters				$ million
Q1 2023	Q4 2022	Q1 2022	%¹		Reference
2,200	4,673	(1,536)	-53	Segment earnings
1,810	4,379	(1,880)		Of which: Identified items	A
389	293	344	+33	Adjusted Earnings	A
668	396	521	+69	Adjusted EBITDA	A
1,091	2,674	(459)	-59	Cash flow from operating activities
440	1,076	985		Cash capital expenditure	C
68	66	56	+4	External power sales (terawatt hours)[2]
221	241	257	-8	Sales of pipeline gas to end-use customers (terawatt hours)[3]
1.Q1 on Q4 change
2.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
3.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions includes renewable power generation, the marketing and trading and optimisation of power and pipeline gas, as well as carbon credits, and digitally enabled customer solutions. It also includes the production and marketing of hydrogen, development of commercial carbon capture and storage hubs, investment in nature-based projects that avoid or reduce carbon emissions, and Shell Ventures, which invests in companies that work to accelerate the energy and mobility transformation.
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2022, reflected lower operating expenses, partly offset by lower net trading and optimisation results due to continued price volatility primarily in European markets, and higher taxes.
First quarter 2023 segment earnings also included favourable movements of $1,815 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative hedge contracts are entered into for mitigation of economic exposures on future purchases, sales and inventory. As these commodity derivatives are measured at fair value, this creates an accounting mismatch over periods. These favourable movements are part of identified items and compare with the fourth quarter 2022 which included favourable movements of $4,748 million due to the fair value accounting of commodity derivatives, and impairment charges of $361 million.
Adjusted Earnings and Adjusted EBITDA2 were driven by the same factors as the segment earnings and adjusted for identified items.
Cash flow from operating activities for the quarter was primarily driven by Adjusted EBITDA, and working capital inflows of $546 million, partly offset by net cash outflows related to derivatives of $143 million.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
Additional Growth Measures

Quarters
Q1 2023	Q4 2022	Q1 2022	%¹
				Renewable power generation capacity (gigawatt):
2.3	2.2	0.5	+4	– In operation[2]
4.0	4.2	2.5	-3	– Under construction and/or committed for sale[3]
1.Q1 on Q4 change
2.Shell's equity share of renewable generation capacity post commercial operation date. It excludes Shell's equity share of associates where information cannot be obtained and prior period comparatives have been revised accordingly.
3.Shell's equity share of renewable generation capacity under construction and/or committed for sale under long-term offtake agreements (PPA). It excludes Shell's equity share of associates where information cannot be obtained and prior period comparatives have been revised accordingly.

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CORPORATE

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022		Reference
(1,064)	(654)	(736)	Segment earnings
(24)	(28)	(187)	Of which: Identified items	A
(1,039)	(626)	(548)	Adjusted Earnings	A
(183)	(164)	(114)	Adjusted EBITDA	A
(2,403)	1,916	(277)	Cash flow from operating activities
The Corporate segment covers the non-operating activities supporting Shell, comprising Shell’s holdings and treasury organisation, its self-insurance activities and its headquarters and central functions. All finance expense and income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Segment earnings, compared with the fourth quarter 2022, were impacted by one-off tax charges, unfavourable movements in net interest expense and currency exchange rate effects.
Adjusted EBITDA2 was mainly driven by unfavourable currency exchange rate effects.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Adjusted EBITDA is without taxation.
OUTLOOK FOR THE SECOND QUARTER 2023
Cash capital expenditure is expected to be within the $23 - 27 billion range for the full year.
Integrated Gas production is expected to be approximately 920 - 980 thousand boe/d. LNG liquefaction volumes are expected to be approximately 6.8 - 7.4 million tonnes.
Upstream production is expected to be approximately 1,600 - 1,800 thousand boe/d.
Marketing sales volumes are expected to be approximately 2,350 - 2,850 thousand b/d.
Refinery utilisation is expected to be approximately 85% - 93%. Chemicals manufacturing plant utilisation is expected to be approximately 62% - 70%, reflecting ongoing economic optimisation due to the continuing low-margin environment and a slower than expected ramp-up of Shell Polymers Monaca.
Corporate Adjusted Earnings are expected to be a net expense of approximately $400 - $600 million in the second quarter 2023 and a net expense of approximately $2,200 - $2,600 million for the full year 2023. This excludes the impact of currency exchange rate effects.
FORTHCOMING EVENTS
The Annual General Meeting is scheduled on May 23, 2023. The “Capital Markets Day 2023” event is scheduled on June 14, 2023. Second quarter 2023 and half year results and dividends are scheduled to be announced on July 27, 2023. Third quarter 2023 results and dividends are scheduled to be announced on November 2, 2023.
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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF INCOME

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
86,959	101,303	84,204	Revenue[1]
1,581	(268)	(303)	Share of profit/(loss) of joint ventures and associates
481	160	(737)	Interest and other income/(expenses)[2]
89,021	101,195	83,164	Total revenue and other income/(expenses)
57,502	65,489	55,657	Purchases
6,008	7,220	6,029	Production and manufacturing expenses
3,051	3,491	3,239	Selling, distribution and administrative expenses
253	403	189	Research and development
404	649	269	Exploration
6,285	6,459	6,295	Depreciation, depletion and amortisation[2]
1,165	1,040	711	Interest expense
74,667	84,752	72,388	Total expenditure
14,354	16,443	10,776	Income/(loss) before taxation
5,582	5,975	3,457	Taxation charge/(credit)
8,772	10,469	7,319	Income/(loss) for the period¹
64	59	203	Income/(loss) attributable to non-controlling interest
8,709	10,409	7,116	Income/(loss) attributable to Shell plc shareholders
1.26	1.47	0.94	Basic earnings per share ($)[3]
1.25	1.46	0.93	Diluted earnings per share ($)[3]
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3.    See Note 3 “Earnings per share”.
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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
8,772	10,469	7,319	Income/(loss) for the period
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
553	2,855	259	– Currency translation differences
18	12	(41)	– Debt instruments remeasurements
(180)	(345)	267	– Cash flow hedging gains/(losses)
(52)	(264)	50	– Net investment hedging gains/(losses)
(2)	(32)	212	– Deferred cost of hedging
(35)	77	190	– Share of other comprehensive income/(loss) of joint ventures and associates
302	2,303	938	Total
			Items that are not reclassified to income in later periods:
(32)	(2,090)	1,718	– Retirement benefits remeasurements
8	(37)	24	– Equity instruments remeasurements
(8)	(227)	(74)	– Share of other comprehensive income/(loss) of joint ventures and associates
(33)	(2,354)	1,668	Total
269	(51)	2,606	Other comprehensive income/(loss) for the period
9,041	10,417	9,925	Comprehensive income/(loss) for the period
84	114	218	Comprehensive income/(loss) attributable to non-controlling interest
8,958	10,303	9,707	Comprehensive income/(loss) attributable to Shell plc shareholders

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CONDENSED CONSOLIDATED BALANCE SHEET

$ million
	March 31, 2023	December 31, 2022
Assets
Non-current assets
Goodwill[1]	17,651	16,039
Other intangible assets	9,751	9,662
Property, plant and equipment	199,209	198,642
Joint ventures and associates	24,843	23,864
Investments in securities	3,357	3,362
Deferred tax[1]	6,716	7,815
Retirement benefits	10,330	10,200
Trade and other receivables	6,184	6,920
Derivative financial instruments²	540	582
	278,581	277,086
Current assets
Inventories	28,579	31,894
Trade and other receivables	61,738	66,510
Derivative financial instruments²	18,148	24,437
Cash and cash equivalents	42,074	40,246
	150,539	163,087
Assets classified as held for sale	33	2,851
	150,573	165,938
Total assets	429,154	443,024
Liabilities
Non-current liabilities
Debt	76,098	74,794
Trade and other payables	4,215	3,432
Derivative financial instruments²	3,099	3,563
Deferred tax[1]	16,464	16,186
Retirement benefits	7,379	7,296
Decommissioning and other provisions	23,691	23,845
	130,946	129,116
Current liabilities
Debt	9,044	9,001
Trade and other payables	68,857	79,357
Derivative financial instruments²	15,863	23,779
Income taxes payable	5,924	4,869
Decommissioning and other provisions	2,989	2,910
	102,677	119,916
Liabilities directly associated with assets classified as held for sale	—	1,395
	102,677	121,311
Total liabilities	233,624	250,427
Equity attributable to Shell plc shareholders	193,317	190,472
Non-controlling interest	2,214	2,125
Total equity	195,530	192,597
Total liabilities and equity	429,154	443,024
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2023	584	(726)	21,132	169,482	190,472	2,125	192,597
Comprehensive income/(loss) for the period	—	—	250	8,708	8,958	84	9,041
Transfer from other comprehensive income	—	—	(114)	114	—	—	—
Dividends³	—	—	—	(2,030)	(2,030)	(10)	(2,040)
Repurchases of shares[4]	(12)	—	12	(4,018)	(4,018)	—	(4,018)
Share-based compensation	—	501	(372)	(191)	(62)	—	(62)
Other changes	—	—	—	(2)	(2)	14	12
At March 31, 2023	572	(227)	20,908	172,063	193,317	2,214	195,530
At January 1, 2022	641	(610)	18,909	153,026	171,966	3,360	175,326
Comprehensive income/(loss) for the period	—	—	2,591	7,116	9,707	218	9,925
Transfer from other comprehensive income	—	—	(3)	3	—	—	—
Dividends[3]	—	—	—	(1,829)	(1,829)	(47)	(1,876)
Repurchases of shares[4]	(11)	—	11	(4,018)	(4,018)	—	(4,018)
Share-based compensation	—	361	(273)	84	173	—	173
Other changes	—	—	—	—	—	3	3
At March 31, 2022	630	(250)	21,235	154,383	175,998	3,535	179,533
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

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CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
14,354	16,443	10,776	Income before taxation for the period
			Adjustment for:
664	596	599	– Interest expense (net)
6,285	6,459	6,295	– Depreciation, depletion and amortisation[1]
236	395	79	– Exploration well write-offs
(45)	(21)	(193)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses
(1,581)	268	303	– Share of (profit)/loss of joint ventures and associates
896	1,413	926	– Dividends received from joint ventures and associates
4,217	2,902	(4,914)	– (Increase)/decrease in inventories
5,943	5,179	(10,005)	– (Increase)/decrease in current receivables
(10,932)	2,308	7,495	– Increase/(decrease) in current payables
(2,336)	(7,669)	3,495	– Derivative financial instruments
15	135	247	– Retirement benefits
(84)	218	(9)	– Decommissioning and other provisions
(330)	(1,850)	1,876	– Other[1]
(3,144)	(4,372)	(2,155)	Tax paid
14,159	22,404	14,815	Cash flow from operating activities
(6,161)	(6,417)	(4,237)	Capital expenditure
(307)	(860)	(755)	Investments in joint ventures and associates
(33)	(42)	(72)	Investments in equity securities
1,479	52	557	Proceeds from sale of property, plant and equipment and businesses
257	119	138	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans
2	65	12	Proceeds from sale of equity securities
448	401	92	Interest received
700	518	753	Other investing cash inflows
(623)	(754)	(762)	Other investing cash outflows
(4,238)	(6,918)	(4,273)	Cash flow from investing activities
(86)	(248)	131	Net increase/(decrease) in debt with maturity period within three months
			Other debt:
415	31	101	– New borrowings
(1,453)	(2,217)	(2,541)	– Repayments
(869)	(1,183)	(657)	Interest paid
200	356	(483)	Derivative financial instruments
(30)	(1,974)	3	Change in non-controlling interest
			Cash dividends paid to:
(2,029)	(1,785)	(1,950)	– Shell plc shareholders
(10)	(42)	(47)	– Non-controlling interest
(4,291)	(4,474)	(3,472)	Repurchases of shares
(232)	(542)	(103)	Shares held in trust: net sales/(purchases) and dividends received
(8,385)	(12,078)	(9,019)	Cash flow from financing activities
293	860	(134)	Effects of exchange rate changes on cash and cash equivalents
1,829	4,268	1,389	Increase/(decrease) in cash and cash equivalents
40,246	35,978	36,970	Cash and cash equivalents at beginning of period
42,074	40,246	38,360	Cash and cash equivalents at end of period
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

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NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 237 to 307) for the year ended December 31, 2022 as filed with the Registrar of Companies for England and Wales and the Autoriteit Financiële Markten (the Netherlands) and Form 20-F (pages 216 to 287) for the year ended December 31, 2022 as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2022 were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
On consolidation, assets and liabilities of non-dollar entities are translated to dollars at period-end rates of exchange, while their statements of income, other comprehensive income and cash flows are translated at average rates. Until the end of 2022 this translation was performed at quarterly average rates. As from January 1, 2023 this translation is performed at monthly average rates. This change had no significant impact on Shell's financial reporting.
New standards adopted in 2023
IFRS 17 Insurance contracts (IFRS 17) as issued in 2017, with amendments published in 2020 and 2021, was adopted as from January 1, 2023. The adoption of IFRS 17 had no significant effect on Shell's financial reporting.
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12 Income taxes (IAS 12)), published in May 2021, was adopted as from January 1, 2023. The adoption of these amendments had no significant effect on Shell's financial reporting.
Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions and management’s view on the future development of refining margins represent a significant estimate. Future long-term commodity price assumptions were subject to change in the second quarter 2022. These assumptions continue to apply for impairment testing purposes in the first quarter 2023.
2.    Segment information
Segment earnings are presented on a current cost of supplies basis (CCS earnings), which is the earnings measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance. On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts. Sales between segments are based on prices generally equivalent to commercially available prices.
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INFORMATION BY SEGMENT

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
			Third-party revenue
10,932	13,802	14,074	Integrated Gas
2,062	2,945	1,531	Upstream
26,280	28,417	26,136	Marketing
32,056	33,480	33,420	Chemicals and Products
15,619	22,656	9,026	Renewables and Energy Solutions
12	4	16	Corporate
86,959	101,303	84,204	Total third-party revenue[1]
			Inter-segment revenue
3,534	5,038	3,532	Integrated Gas
11,146	13,229	11,940	Upstream
163	183	101	Marketing
565	602	667	Chemicals and Products
1,475	2,035	1,242	Renewables and Energy Solutions
—	—	—	Corporate
			CCS earnings
2,410	5,293	3,079	Integrated Gas
2,779	1,380	3,095	Upstream
1,137	375	165	Marketing
1,799	332	1,072	Chemicals and Products
2,200	4,673	(1,536)	Renewables and Energy Solutions
(1,064)	(654)	(736)	Corporate
9,262	11,399	5,140	Total CCS earnings
1.Includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives. First quarter 2023 included income of $4,809 million (Q4 2022: $10,371 million income; Q1 2022: $1,700 million loss). This amount includes both the reversal of prior gains of $1,369 million (Q4 2022: $621 million losses; Q1 2022: $2,867 million losses) related to sales contracts and prior losses of $772 million (Q4 2022: $1,032 million losses; Q1 2022: $2,137 million gains) related to purchase contracts that were previously recognised and where physical settlement took place in the first quarter 2023.

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RECONCILIATION OF INCOME FOR THE PERIOD TO CCS EARNINGS

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
8,709	10,409	7,116	Income/(loss) attributable to Shell plc shareholders
64	59	203	Income/(loss) attributable to non-controlling interest
8,772	10,469	7,319	Income/(loss) for the period
			Current cost of supplies adjustment:
647	1,210	(2,794)	Purchases
(171)	(301)	682	Taxation
13	22	(68)	Share of profit/(loss) of joint ventures and associates
489	930	(2,180)	Current cost of supplies adjustment
			of which:
481	904	(2,090)	Attributable to Shell plc shareholders
8	27	(89)	Attributable to non-controlling interest
9,262	11,399	5,140	CCS earnings
			of which:
9,190	11,313	5,026	CCS earnings attributable to Shell plc shareholders
72	86	114	CCS earnings attributable to non-controlling interest

3.    Earnings per share
EARNINGS PER SHARE

Quarters
Q1 2023	Q4 2022	Q1 2022
8,709	10,409	7,116	Income/(loss) attributable to Shell plc shareholders ($ million)

			Weighted average number of shares used as the basis for determining:
6,918.9	7,063.9	7,603.0	Basic earnings per share (million)
6,982.1	7,127.2	7,661.6	Diluted earnings per share (million)
4.    Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH1

	Number of shares			Nominal value ($ million)
	A	B	Ordinary shares	A	B	Ordinary shares	Total
At January 1, 2023			7,003,503,393			584	584
Repurchases of shares			(146,672,469)			(12)	(12)
At March 31, 2023			6,856,830,924			572	572
At January 1, 2022	4,101,239,499	3,582,892,954		345	296		641
Repurchases of shares before assimilation	—	(34,106,548)		—	(3)		(3)
Assimilation of ordinary A and B shares into ordinary shares on January 29, 2022	(4,101,239,499)	(3,548,786,406)	7,650,025,905	(345)	(293)	638	—
Repurchases of B shares on January 27 and 28, 2022, cancelled as ordinary shares on February 2 and 3, 2022			(507,742)			—	—
Repurchases of shares after assimilation			(98,554,296)			(8)	(8)
At March 31, 2022			7,550,963,867			630	630
1. Share capital at December 31, 2022, also included 50,000 issued and fully paid sterling deferred shares of £1 each, which were redeemed on March 27, 2023. Upon redemption, the sterling deferred shares were treated as cancelled and the
Shell plc            Unaudited Condensed Interim Financial Report            17

Company's issued share capital was reduced by the nominal value of the shares redeemed in accordance with section 688 of the UK Companies Act 2006.
On January 29, 2022, as part of the simplification announced on December 20, 2021, the Company's A shares and B shares assimilated into a single line of ordinary shares. This is reflected in the above table.
At Shell plc’s Annual General Meeting on May 24, 2022, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of €177 million (representing 2,530 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 24, 2023, and the end of the Annual General Meeting to be held in 2023, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5.    Other reserves
OTHER RESERVES

$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2023	37,298	154	196	1,140	(17,656)	21,132
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	250	250
Transfer from other comprehensive income	—	—	—	—	(114)	(114)
Repurchases of shares	—	—	12	—	—	12
Share-based compensation	—	—	—	(372)	—	(372)
At March 31, 2023	37,298	154	209	767	(17,519)	20,908
At January 1, 2022	37,298	154	139	964	(19,646)	18,909
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	2,591	2,591
Transfer from other comprehensive income	—	—	—	—	(3)	(3)
Repurchases of shares	—	—	11	—	—	11
Share-based compensation	—	—	—	(273)	—	(273)
At March 31, 2022	37,298	154	150	691	(17,060)	21,235
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6.    Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2022, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2023, are consistent with those used in the year ended December 31, 2022, though the carrying amounts of derivative financial instruments measured using predominantly unobservable inputs have changed since that date.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.
DEBT EXCLUDING LEASE LIABILITIES

$ million
	March 31, 2023	December 31, 2022
Carrying amount	57,345	56,152
Fair value¹	54,525	51,959
1.    Mainly determined from the prices quoted for these securities.
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7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income
Interest and other income

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
481	160	(737)	Interest and other income/(expenses)
			Of which:
500	445	111	Interest income
—	15	1	Dividend income (from investments in equity securities)
45	21	193	Net gains on sales and revaluation of non-current assets and businesses
(236)	(510)	15	Net foreign exchange gains/(losses) on financing activities
171	189	(1,057)	Other
Depreciation, depletion and amortisation

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
6,285	6,459	6,295	Depreciation, depletion and amortisation
			Of which:
5,697	5,731	5,388	Depreciation
589	788	907	Impairments
—	(60)	—	Impairment reversals
Impairments in the first quarter 2023 mainly relate to an asset in Integrated Gas valued at fair value.
Condensed Consolidated Balance Sheet
Withdrawal from Russian oil and gas activities
The withdrawal from Russian oil and gas activities in 2022 is described in Note 6 to the Consolidated Financial Statements for the year ended December 31, 2022, presented in the Annual Report and Accounts and Form 20-F for that year.
Salym
In the first quarter 2023, the withdrawal from Shell's 50% interest in the Salym project was completed.
Sakhalin-2
The carrying value of the investment of Sakhalin-2 is zero as at March 31, 2023 (December 31, 2022: zero).

Goodwill

$ million
	March 31, 2023	December 31, 2022
Goodwill	17,651	16,039
Goodwill as at March 31, 2023, includes $1,464 million goodwill recognised in the first quarter 2023, related to the acquisition of Nature Energy Biogas A/S. The accounting is provisional because of the limited period since the acquisition date and is expected to be completed in 2023.

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Taxation

$ million
	March 31, 2023	December 31, 2022
Non-current assets
Deferred tax	6,716	7,815
Non-current liabilities
Deferred tax	16,464	16,186
Net deferred liability	(9,748)	(8,371)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines if a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.
Shell's net deferred tax position was a liability of $9,748 million at March 31, 2023 (December 31, 2022: $8,371 million). The net increase in the net deferred tax liability is mainly driven by a reduction of the deferred tax asset due to the utilisation of deferred tax.
Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
(330)	(1,850)	1,876	Other
Cash flow from operating activities - Other for the first quarter 2023 includes $69 million of net outflows (fourth quarter 2022: $541 million net outflows; first quarter 2022: $490 million net inflows) due to the timing of payments relating to emissions and biofuel programmes in Europe and North America and $288 million in relation to reversal of currency gains on Cash and cash equivalents (fourth quarter 2022: $683 million reversal of currency gains; first quarter 2022: $96 million reversal of currency losses). In the first quarter 2022, it also included $1,126 million for the write-down of the Nord Stream 2 loan.
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ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A.Adjusted Earnings and Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”)
The “Adjusted Earnings” measure aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.
The reconciliation of Adjusted Earnings at segment level to Adjusted EBITDA at segment level is presented in the 'Quarterly Databook' published at www.shell.com/investors/results-and-reporting/quarterly-results.html.
Adjusted earnings

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
8,709	10,409	7,116	Income/(loss) attributable to Shell plc shareholders
481	904	(2,090)	Add: Current cost of supplies adjustment attributable to Shell plc shareholders (Note 2)
(456)	1,498	(4,104)	Less: Identified items attributable to Shell plc shareholders
9,646	9,814	9,130	Adjusted Earnings
			Of which:
4,917	5,968	4,093	Integrated Gas
2,801	3,061	3,450	Upstream
874	446	737	Marketing
1,777	744	1,168	Chemicals and Products
389	293	344	Renewables and Energy Solutions
(1,039)	(626)	(548)	Corporate
(72)	(73)	(114)	Less: Non-controlling interest
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Adjusted EBITDA

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
9,646	9,814	9,130	Adjusted Earnings
72	73	114	Add: Non-controlling interest
5,118	3,991	3,719	Add: Taxation charge/(credit) excluding tax impact of identified items
5,697	5,732	5,388	Add: Depreciation, depletion and amortisation excluding impairments
235	395	79	Add: Exploration well write-offs
1,164	1,040	711	Add: Interest expense excluding identified items
500	445	111	Less: Interest income
21,432	20,600	19,028	Adjusted EBITDA
			Of which:
7,482	8,332	6,315	Integrated Gas
8,837	9,418	8,977	Upstream
1,578	1,045	1,323	Marketing
3,050	1,574	2,006	Chemicals and Products
668	396	521	Renewables and Energy Solutions
(183)	(164)	(114)	Corporate
Identified items
Identified items comprise: divestment gains and losses, impairments, redundancy and restructuring, provisions for onerous contracts, fair value accounting of commodity derivatives and certain gas contracts and the impact of exchange rate movements on certain deferred tax balances, and other items. Identified items in the table below are presented on a net basis.
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IDENTIFIED ITEMS

Quarters				$ million
Q1 2023	Q4 2022		Q1 2022
				Identified items included in Income/(loss) before taxation
45	21		193	Divestment gains/(losses)
(592)	(778)		(2,521)	Impairment reversals/(impairments)
(10)	23		59	Redundancy and restructuring
(24)	—		(203)	Provisions for onerous contracts
551	5,618		(1,289)	Fair value accounting of commodity derivatives and certain gas contracts
208	(1,087)	¹	(1,287)	Other
178	3,796		(5,048)	Total identified items included in Income/(loss) before taxation
(635)	(2,285)	²	944	Total identified items included in Taxation charge/(credit)
				Identified items included in income/(loss) for the period
67	(46)		161	Divestment gains/(losses)
(457)	(659)		(2,529)	Impairments
(5)	17		60	Redundancy and restructuring
(18)	—		(190)	Provisions for onerous contracts
(114)	4,181		(777)	Fair value accounting of commodity derivatives and certain gas contracts
14	74		168	Impact of exchange rate movements on tax balances
55	(2,056)	³	(996)	Other
(456)	1,512		(4,104)	Impact on CCS earnings
				Of which:
(2,506)	(675)		(1,013)	Integrated Gas
(21)	(1,681)		(355)	Upstream
262	(72)		(572)	Marketing
22	(412)		(96)	Chemicals and Products
1,810	4,379		(1,880)	Renewables and Energy Solutions
(24)	(28)		(187)	Corporate
—	13		—	Impact on CCS earnings attributable to non-controlling interest
(456)	1,498		(4,104)	Impact on CCS earnings attributable to Shell plc shareholders
1.Fourth quarter 2022 includes $(940) million related to the EU solidarity contribution.
2.Fourth quarter 2022 includes $(528) million related to the EU solidarity contribution and $(441) million related to the UK Energy Profits Levy.
3.Fourth quarter 2022 includes $(1,909) million related to the EU solidarity contribution and to the UK Energy Profits Levy.
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the table above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses (Reference F).
Provisions for onerous contracts: Provisions for onerous contracts that relate to businesses that Shell has exited or to redundant assets or assets that cannot be used.
Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period, or (b) the inventory is
Shell plc            Unaudited Condensed Interim Financial Report            23

measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
Impacts of exchange rate movements on tax balances represent the impact on tax balances of exchange rate movements arising on (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as losses (this primarily impacts the Upstream and Integrated Gas segments) and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).
Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
B.    Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C.    Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
6,161	6,417	4,237	Capital expenditure
307	860	755	Investments in joint ventures and associates
33	42	72	Investments in equity securities
6,501	7,319	5,064	Cash capital expenditure
			Of which[1]:
813	1,527	863	Integrated Gas
1,870	1,845	1,707	Upstream
2,685	1,993	473	Marketing
613	786	998	Chemicals and Products
440	1,076	985	Renewables and Energy Solutions
81	91	37	Corporate
1.The calculation for Cash capital expenditure at segment level uses the same methodology as at Shell level.
D.    Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs. Shell uses two ROACE measures: ROACE on a Net income basis and ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis, both adjusted for after-tax interest expense.
Both measures refer to Capital employed which consists of total equity, current debt and non-current debt.
ROACE on a Net income basis
In this calculation, the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.
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$ million	Quarters
	Q1 2023	Q4 2022	Q1 2022
Income - current and previous three quarters	44,327	42,873	22,165
Interest expense after tax - current and previous three quarters	2,594	2,290	2,575
Income before interest expense - current and previous three quarters	46,920	45,164	24,740
Capital employed – opening	265,581	264,413	269,323
Capital employed – closing	280,672	276,392	265,581
Capital employed – average	273,126	270,402	267,452
ROACE on a Net income basis	17.2%	16.7%	9.3%
ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense, is expressed as a percentage of the average capital employed for the same period.

$ million	Quarters
	Q1 2023	Q4 2022	Q1 2022
Adjusted Earnings - current and previous three quarters (Reference A)	40,387	39,870	25,184
Add: Income/(loss) attributable to NCI - current and previous three quarters	426	565	608
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(19)	(116)	(170)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	15	15	(19)
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	40,778	40,303	25,642
Add: Interest expense after tax - current and previous three quarters	2,594	2,290	2,575
Adjusted Earnings plus NCI excluding identified items before interest expense - current and previous three quarters	43,372	42,593	28,217
Capital employed - average	273,126	270,402	267,452
ROACE on an Adjusted Earnings plus NCI basis	15.9%	15.8%	10.6%
E.    Gearing and Net debt
Gearing is a measure of Shell’s capital structure and is defined as net debt as a percentage of total capital. Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risks relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
Shell plc            Unaudited Condensed Interim Financial Report            25

$ million	Quarters
	March 31, 2023	December 31, 2022	March 31, 2022
Current debt	9,044	9,001	7,027
Non-current debt	76,098	74,794	79,021
Total debt	85,142	83,795	86,048
Of which lease liabilities	27,797	27,643	26,816
Add: Debt-related derivative financial instruments: net liability/(asset)	2,740	3,071	1,269
Add: Collateral on debt-related derivatives: net liability/(asset)	(1,583)	(1,783)	(467)
Less: Cash and cash equivalents	(42,074)	(40,246)	(38,360)
Net debt	44,224	44,837	48,489
Add: Total equity	195,530	192,597	179,533
Total capital	239,754	237,434	228,022
Gearing	18.4%	18.9%	21.3%
F.    Operating expenses and Underlying operating expenses
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.
Segment-level disclosures of Operating expenses, and Operating expenses in Identified Items are presented in the 'Quarterly Databook' published at www.shell.com/investors/results-and-reporting/quarterly-results.html. The calculation of these measures at segment level use the same methodology as at Shell level.

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
6,008	7,220	6,029	Production and manufacturing expenses
3,051	3,491	3,239	Selling, distribution and administrative expenses
253	403	189	Research and development
9,312	11,114	9,457	Operating expenses
			Of which identified items:
(9)	23	59	Redundancy and restructuring (charges)/reversal
(10)	(100)	(117)	(Provisions)/reversal
—	—	(144)	Other
(19)	(77)	(201)
9,293	11,037	9,256	Underlying operating expenses
G.    Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.
Shell plc            Unaudited Condensed Interim Financial Report            26

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
14,159	22,404	14,815	Cash flow from operating activities
(4,238)	(6,918)	(4,273)	Cash flow from investing activities
9,921	15,486	10,542	Free cash flow
1,738	235	708	Less: Divestment proceeds (Reference I)
—	17	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")
2,147	971	513	Add: Cash outflows related to inorganic capital expenditure[1]
10,331	16,238	10,347	Organic free cash flow[2]
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.
H.    Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows: (i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
14,159	22,404	14,815	Cash flow from operating activities
4,217	2,902	(4,914)	(Increase)/decrease in inventories
5,943	5,179	(10,005)	(Increase)/decrease in current receivables
(10,932)	2,308	7,495	Increase/(decrease) in current payables
(772)	10,390	(7,425)	(Increase)/decrease in working capital
14,931	12,014	22,240	Cash flow from operating activities excluding working capital movements
I.    Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver sustainable cash flow.

Quarters			$ million
Q1 2023	Q4 2022	Q1 2022
1,479	52	557	Proceeds from sale of property, plant and equipment and businesses
257	119	138	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans
2	65	12	Proceeds from sale of equity securities
1,738	235	708	Divestment proceeds
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CAUTIONARY STATEMENT
All amounts shown throughout this announcement are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this announcement may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report, “Shell”, “Shell Group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report refer to entities over which Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. “Joint ventures” and “joint operations” are collectively referred to as “joint arrangements”. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking Statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “milestones”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, such as the COVID-19 (coronavirus) outbreak; and (n) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2022 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, May 4, 2023. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell’s Net Carbon Intensity
Also, in this Unaudited Condensed Interim Financial Report we may refer to Shell’s “Net Carbon Intensity”, which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions. The use of the term Shell’s “Net Carbon Intensity” is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
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Shell’s net-Zero Emissions Target
Shell’s operating plan, outlook and budgets are forecasted for a ten-year period and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next ten years. Accordingly, they reflect our Scope 1, Scope 2 and Net Carbon Intensity (NCI) targets over the next ten years. However, Shell’s operating plans cannot reflect our 2050 net-zero emissions target and 2035 NCI target, as these targets are currently outside our planning period. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking Non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and divestments. We are unable to provide a reconciliation of these forward-looking Non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those Non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
May 4, 2023
The information in this announcement reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Caroline J.M. Omloo, Company Secretary
- Media: International +44 (0) 207 934 5550; USA +1 832 337 4355
LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Inside Information

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APPENDIX
LIQUIDITY AND CAPITAL RESOURCES FOR THE THREE MONTHS ENDED MARCH 31, 2023
▪Cash and cash equivalents increased to $42.1 billion at March 31, 2023, from $40.2 billion at December 31, 2022.
▪Cash flow from operating activities was an inflow of $14.2 billion for the first quarter 2023, which included a negative working capital movement of $0.8 billion.
▪Cash flow from investing activities was an outflow of $4.2 billion for the first quarter 2023, mainly driven by capital expenditure of $6.2 billion partly offset by proceeds from sale of property, plant and equipment and businesses of $1.5 billion.
▪Cash flow from financing activities was an outflow of $8.4 billion for the first quarter 2023, mainly driven by repurchases of shares of $4.3 billion, dividend payments to Shell plc shareholders of $2.0 billion and debt repayments of $1.5 billion.
▪Total current and non-current debt increased to $85.1 billion at March 31, 2023, compared with $83.8 billion at December 31, 2022. Total debt excluding leases increased by $1.2 billion and the carrying amount of leases increased by $0.2 billion. In the first quarter 2023, Shell issued no debt under the US shelf registration or under the Euro medium-term note programmes.
▪Cash dividends paid to Shell plc shareholders were $2.0 billion in the first quarter 2023, the same amount compared with the first quarter 2022.
▪Dividends of $0.2875 per share are announced on May 4, 2023, in respect of the first quarter 2023. These dividends are payable on June 26, 2023.
CAPITALISATION AND INDEBTEDNESS
The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell at March 31, 2023. This information is derived from the Unaudited Condensed Consolidated Interim Financial Statements.

CAPITALISATION AND INDEBTEDNESS	$ million
March 31, 2023
Equity attributable to Shell plc shareholders	193,317

Current debt	9,044
Non-current debt	76,098
Total debt[A]	85,142
Total capitalisation	278,458
[A] Of the total carrying amount of debt at March 31, 2023, $56.2 billion was unsecured, $28.9 billion was secured and $51.4 billion was issued by Shell International Finance B.V., a 100%-owned subsidiary of Shell plc with its debt guaranteed by Shell plc (December 31, 2022: $51.0 billion).
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